 [Centerline Holding Company Letterhead]

October 10, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Karen Garnett, Assistant Director

Re:           Centerline Holding Company
Registration Statement on Form S-11
(File No. 333-126044)

Dear Ms. Garnett:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Centerline Holding Company (“Centerline”), formerly known as CharterMac, hereby applies for withdrawal of Centerline’s Registration Statement on Form S-11, originally filed with the Securities and Exchange Commission on June 22, 2005 (File No. 333-126044) (the “Registration Statement”).  Centerline is withdrawing the Registration Statement because it is now S-3 eligible, and, as a result, does not need to utilize Form S-11 in order to remain in a position to make a public offering of its common shares.

Centerline has not issued any securities under the Registration Statement.  This letter confirms that, pursuant to Rule 477 under the Securities Act, the Registration Statement is hereby withdrawn.

Please contact the undersigned at (212) 588-2075 if you have any questions regarding this matter.

Sincerely,

/s/ John D’Amico

John D’Amico

cc:           Steven A. Beede
Mark Schonberger